Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

April 8, 2011

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Variable Account B
and Allianz Life of NY Variable Account C
Pre-effective Amendment No. 1 to the Initial Registration Statements on Form N-4
File Nos. 333-171427 and 333-171428

Dear Ms. Samuel:

We received oral comments from you on April 8, 2011 with respect to Registrants’ above-referenced Pre-effective Amendment No. 1 to the Initial Registration Statements filed on April 7, 2011.

Attached to this letter are redlined pages of the prospectus that have been revised to respond to your comments. All revisions will be included in a filing for each Registrant, filed pursuant to Rule 497.

Within the above referenced Pre-Effective Amendments were letters, submitted by Allianz Life of North America and the principal underwriter of the Separate Account pursuant to Rule 461 under the Securities Act of 1933, that request acceleration of the effectiveness of the Registration Statement to April 8, 2011 or as soon as practicable after the filing of such amendment.

ORAL COMMENTS RECEIVED April 8, 2011

1.      Free-Look-Right to Examine Period (Page 16)

Comment:

Please additionally clarify that a free look following a sweep to the Money Market Fund will be “less fees and charges.”

Response:

Revised as requested.

AZL-Vision/VisionNY Corresp page 1

2.      Prospectus Date

Comments:

Change the date of the prospectus from May 1, 2011 to an earlier date that is closer to the effective date.

Response:

The prospectus date has been changed to April 11, 2011.

Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America
Allianz Life Insurance Company of New York

By: /s/ Stewart D. Gregg
         Stewart D. Gregg

AZL-Vision/VisionNY Corresp page 2